Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (NovaGold” or the Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

September 7, 2011

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on September 7, 2011 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On September 7, 2011, NovaGold announced that Donlin Gold LLC, owned equally by wholly owned subsidiaries of NovaGold and Barrick Gold has provided its owners with preliminary capital cost estimates of approximately US$6 billion for the Project with an additional approximately US$1 billion for the natural gas pipeline.

Item 5.	5.1 - Full Description of Material Change

On September 7, 2011 NovaGold announced that the feasibility study completed on the Donlin Gold Project (formerly Donlin Creek) in 2009 is being updated to include power generation utilizing natural gas delivered to site via a proposed 500-kilometer natural gas pipeline from the Cook Inlet to the mine site. Utilizing natural gas is expected to lower costs to generate power and reduce operating risk. In connection with this update, Donlin Gold LLC, owned equally by wholly owned subsidiaries of NovaGold Resources Inc. (NovaGold”) and Barrick Gold Corporation (Barrick”), has provided its owners with preliminary capital cost estimates of approximately US$6 billion for the Project with an additional approximately US$1 billion for the natural gas pipeline. The previous capital cost estimate for the Project released in April 2009 was US$4.5 billion and did not include a natural gas pipeline. NovaGold was advised by Barrick that it will also discuss these preliminary capital costs estimates for the Donlin Gold Project at its Investor Day taking place today in Toronto, Canada.

Donlin Gold has advised its owners that this capital estimate is preliminary in nature with significant review and coordinating work remaining to be completed before the estimate is finalized for the updated feasibility study. Such work includes, among other activities, coordinating reviews between independent consultants, peer reviews and a final review by AMEC Americas Limited (AMEC”) as the feasibility study lead consultant. In addition, Barrick has initiated a full third-party review of the capital cost estimate by an independent consulting group with the results of such review to be provided to AMEC and Donlin Gold prior to the capital estimate and feasibility study estimate being finalized.

It is anticipated that the feasibility study update, including a revised National Instrument 43-101 compliant technical report by AMEC will be completed before the end of 2011. The feasibility study update will include the finalized capital cost estimates, updated operating costs, reflecting lower power costs and higher diesel, labour and other costs relative to the previous study, and revised economics based on these and other reviewed technical inputs. The revised economics will be based on current long-term forecasted gold prices which have risen significantly compared to US$900 per ounce of gold that was used in the 2009 feasibility study. NovaGold will announce details and results of the updated feasibility study when available.

The Donlin Gold Project is one of the worlds largest undeveloped gold projects with proven and probable mineral reserves of 33.6 million ounces, measured and indicated mineral resources of 4.3 million ounces and inferred mineral resources of 4.4 million ounces. Please see the attached resource and reserve table for full disclosure. The updated feasibility study will contain revised mineral reserve and resource estimates. The Project is anticipated to be capable of producing over one million ounces of gold per year for over 25 years with significant additional exploration targets identified on an eight kilometer mineralized trend. The Partners expect to formally initiate permitting for the Project early in 2012.

The technical information contained in this press release was reviewed by Kevin Francis, SME Registered Member, VP, Resources for NovaGold and a Qualified Person as defined by NI 43-101.

5.2 - Disclosure for Restructuring Transactions

None.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

September 13, 2011